August 24, 2018

Scott Keeney
President and Chief Executive Officer
nLIGHT, Inc.
5408 Northeast 88th Street, Building E
Vancouver, Washington 98665

       Re: nLIGHT, Inc.
           Draft Registration Statement on Form S-1
           Submitted August 20, 2018
           CIK No. 0001124796

Dear Mr. Keeney:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Electronics and Machinery
cc:    Jeana S. Kim, Esq.